UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Torotel, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

891305104

(CUSIP Number)

Dale H. Sizemore, Jr.

620 North Lindenwood Dr.

Olathe, KS 66062

(913) 747-6115

(Name, Address and Telephone number of Person

Authorized to Receive Notices and Communications)

September 2, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13f-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 891305104

CUSIP No. 891305104

(1) Names of Reporting Person.
Dale H. Sizemore, Jr

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) [ ]
(b) [X]

(3) SEC Use Only

(4) Source of Funds (See Instructions)
SC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

(6) Citizenship or Place of Organization
United States

Number of Shares	(7)	Sole Voting Power	0
Beneficially
Owned by Each	(8)	Shared Voting Power	364,964
Reporting
Person	(9)	Sole Dispositive Power	0
With
	(10)	Shared Dispositive Power	364,964

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			364,964

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11)			6.2% (1)

(14) Type of Reporting Person (See Instructions) IN

(1) Based upon 5,916,500 shares of the issuer's common stock outstanding as of the date of filing of this Schedule 13D.

Item 1. Security and Issuer

The name of the issuer is Torotel, Inc., a Missouri corporation (the "Issuer"). The address of the Issuer's office is 620 North Lindenwood Dr., Olathe, KS 66062. This Schedule 13D relates to the Issuer's common stock, $.01 par value (the "Common Stock").

Item 2. Identity and Background

(a)	Dale H. Sizemore, Jr.
(b)	620 North Lindenwood Dr., Olathe, KS 66062
(c)	Chairman of the Board, President and Chief Executive Officer of the Issuer.

(d)        The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 6 of Cover Page.

Item 3. Source and Amount of Funds or Other Consideration.

On September 2, 2009, the Reporting Person was awarded 150,000 shares of the Issuer's Common Stock issued under the Issuer's Long Term Incentive Plans (the "LTIP Shares"). The LTIP Shares are restricted and may not be sold, assigned, pledged or otherwise disposed of until the restrictions lapse. The restrictions will lapse on the fifth anniversary of the date of grant if during the five year restriction period, (1) the Issuer's average annual growth in gross revenues is at least 20%, (2) the Issuer's average annual growth in earnings before interest and taxes ("EBIT") is at least 15%, (3) the Issuer's return on capital employed ("ROCE") is at least 25%, and (4) the Issuer's debt to equity ratio is not more than fifty percent. The restrictions will also lapse, if prior to the fifth anniversary of the date of grant, (1) the Reporting Person's employment with the Issuer is terminated by reason of disability, (2) the Reporting Person dies, or (3) the Compensation and Nominating Committee of the Board of Directors of the Issuer, in its sole discretion, terminates the restrictions. If the restrictions on the LTIP Shares have not lapsed by the fifth anniversary of the date of grant, the LTIP Shares will be forfeited to the Issuer.

During the restriction period, the Reporting Person is entitled to all of the rights of a stockholder with respect to the LTIP Shares, including the right to vote the LTIP Shares and to receive dividends and other distributions payable with respect to the LTIP Shares.

The Reporting Person previously acquired 84,000 LTIP Shares on August 7, 2007, which are subject to the same terms and restrictions applicable to the LTIP Shares awarded to the Reporting Person on September 2, 2009. The remaining 130,964 shares of Common Stock owned by the Reporting Person were acquired by gift or purchase over the past 25 years.

Item 4. Purpose of Transaction.

The Reporting Person acquired the LTIP Shares as a form of compensation from the Issuer. Subject to applicable securities laws, the Reporting Person may acquire additional shares of Common Stock, dispose of all or some of his shares of Common Stock from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold his shares of Common Stock, depending on business and market conditions, his continuing evaluation of the business and prospects of the Issuer and other factors.

The Reporting Person may engage in communications with management, one or more shareholders, officers or directors of the Issuer, including discussions regarding the Issuer's operations and strategic direction that, if effected, could result in, among other things:

(1)	the acquisition of additional shares of Common Stock of the Issuer, or the disposition of shares of Common Stock of the Issuer;

(2)        an extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving the Issuer;

(3)	a sale or transfer of a material amount of assets of the Issuer;

(4)        any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(5)	any material change in the present capitalization or dividend policy of the Issuer;
(6)	any other material change in the Issuer's business or corporate structure;

(7)        changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(8)        causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(9)        a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

(10)	any action similar to those enumerated above.

The Reporting Person reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider Reporting Person’s position, change Reporting Person’s purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of  Schedule 13D) or formulate and implement plans or proposal with respect to any of the foregoing.

Any future decision of the Reporting Person to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

Item 5. Interest in Securities of the Issuer.

(a)	See Items 7-13 of Cover Page.
(b)	See Items 7-10 of Cover Page.
(c)	See Item 3 hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7. Material to be Filed as Exhibits.

Not Applicable.

SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Dale H. Sizemore, Jr.
Dale H. Sizemore, Jr.

Dated: September 14, 2009